EXHIBIT 12
UDR, Inc.
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(Dollars in thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007

Loss before discontinued operations, net of minority interests	$(15,310)	$(12,530)	$(39,955)	$(38,348)

Add (from continuing operations):
Interest on indebtedness (a)	39,884	42,170	118,713	120,126
Minority interests	(821)	(904)	(2,318)	(2,974)
Portion of rents representative of the interest factor	528	203	1,391	602

Earnings	$24,281	$28,939	$77,831	$79,406

Fixed charges and preferred stock dividend (from continuing operations):

Interest on indebtedness (a)	$39,884	$42,170	$118,713	$120,126
Capitalized interest	3,673	3,254	10,815	9,109
Portion of rents representative of the interest factor	528	203	1,391	602

Fixed Charges	44,085	45,627	130,919	129,837

Add:
Preferred stock dividend	2,920	3,260	9,338	10,726
Premium on preferred stock repurchases	(3,056)	—	(3,056)	2,261

Combined fixed charges and preferred stock dividend	$43,949	$48,887	$137,201	$142,824

Ratio of earnings to fixed charges	—	—	—	—

Ratio of earnings to combined fixed charges and preferred stock dividends	—	—	—	—
For the three months ended September 30, 2008, the ratio of earnings to fixed charges and the ratio of combined fixed charges and preferred stock dividends was deficient of achieving a 1:1 ratio by $19.8 million and $19.7 million, respectively.
For the three months ended September 30, 2007, the ratio of earnings to fixed charges and the ratio of combined fixed charges and preferred stock dividends was deficient of achieving a 1:1 ratio by $16.7 million and $19.9 million, respectively.
For the nine months ended September 30, 2008, the ratio of earnings to fixed charges and the ratio of combined fixed charges and preferred stock dividends was deficient of achieving a 1:1 ratio by $53.1 million and $59.4 million, respectively.
For the nine months ended September 30, 2007, the ratio of earnings to fixed charges and the ratio of combined fixed charges and preferred stock dividends was deficient of achieving a 1:1 ratio by $50.4 million and $63.4 million, respectively.

(a)	Interest on indebtedness for the three and six months ended September 30, 2008 is presented gross of the gain on debt extinguishment of $2.5 million and $8.9 million, respectively.